Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended					Nine Months Ended
	March 31, 2002	March 31, 2003	March 31, 2004	March 31, 2005	April 2, 2006	January 1, 2006	December 31, 2006
Earnings:
Pretax income (loss) from continuing operations	(35,512)	4,257	15,051	(5,445)	(18,388)	(12,019)	(35,915)
Add fixed charges	21,151	763	2,074	2,268	1,980	1,468	1,353

Earnings (as defined)	(14,361)	5,020	17,125	(3,177)	(16,408)	(10,551)	(34,562)

Fixed Charges:
Interest expense	14,604	5	1,066	996	849	629	449
Preferred stock dividends	5,814	—	—	—	—	—	—
Estimate of interest within rental expense	733	758	1,008	1,272	1,131	839	904

Total fixed charges	21,151	763	2,074	2,268	1,980	1,468	1,353

Ratio of earnings to fixed charges	—	6.58	8.26	—	—	—	—

Deficiency	(35,512)	—	—	(5,445)	(18,388)	(12,019)	(35,915)